UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-54675
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CARTER VALIDUS MISSION CRITICAL REIT, INC.
(Carter Validus Mission Critical REIT II, Inc., as successor by merger to Carter Validus Mission Critical REIT, Inc.)
(Exact name of registrant as specified in its charter)
c/o Carter Validus Mission Critical REIT II, Inc.
4890 West Kennedy Blvd.Suite 650
Tampa, Florida 33609
(813) 287-0101
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.*

*
Pursuant to the Agreement and Plan of Merger, dated as of April 11, 2019, by and among Carter Validus Mission Critical REIT Inc., or the Company, along with Carter Validus Mission Critical REIT II Inc., or REIT II, Carter/Validus Operating Partnership, LP, Carter Validus Operating Partnership II, LP, and Lightning Merger Sub, LLC, a wholly-owned subsidiary of REIT II, or Merger Sub, the Company merged with and into Merger Sub on October 4, 2019, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, REIT II, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Carter Validus Mission Critical REIT, II, Inc. (as successor by merger to Carter Validus Mission Critical REIT Inc.)

Dated: October 8, 2019	By:	/s/ KAY C. NEELY
Name: Kay C. Neely
Title: Chief Financial Officer